SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                               -----------------------------

                                      SCHEDULE 13D
                                     (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                      RULE 13d-2(a)

                                    (Amendment No. 4)

                                     Affymetrix, Inc.

------------------------------------------------------------------------------
                                    (Name of Issuer)

                                       Common Stock


-----------------------------------------------------------------------------
                              (Title of Class of Securities)

                                      00826T 10 8

                                    (CUSIP Number)

                                    Stephen J. Cowden
                                    Glaxo Wellcome plc
                            Glaxo Wellcome House, Berkeley Avenue
                            Greenford, Middlesex  UB6 0NN, England
                                   011-44-208-966-8000

----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                    Copies to:

                                   Walter A. Looney
                              Simpson Thacher & Bartlett
                                      CityPoint
                                One Ropemaker Street
                                 London  EC2Y 9HU
                                  +44-20-7275-6500

                                  December 15, 2000

                 -----------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g),
check the following box   /  /.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                                    Page 3 of 43 Pages

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Glaxo Wellcome plc
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                  (b) / /
             Joint Filing

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

             Not applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             England & Wales

                            7.     SOLE VOTING POWER
                                      9,111,254
NUMBER OF SHARES
  BENEFICIALLY              8.     SHARED VOTING POWER
    OWNED BY                          None
 EACH REPORTING
  PERSON WITH               9.     SOLE DISPOSITIVE POWER
                                      9,111,254

                            10.    SHARED DISPOSITIVE POWER
                                      None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,111,254

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            / /

           Not applicable

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.5%

14.     TYPE OF REPORTING PERSON*

           HC
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                            Page 5 of 43 Pages



1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Glaxo Group Limited

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
         Joint Filing                                       (b) / /

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

           Not applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                          / /
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           England & Wales

                            7.      SOLE VOTING POWER
                                       6,410,134
   NUMBER OF
    SHARES                  8.      SHARED VOTING POWER
 BENEFICIALLY                          2,514,458
   OWNED BY
EACH REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON WITH                          6,410,134

                            10.     SHARED DISPOSITIVE POWER
                                       2,514,458
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,924,592

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                / /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.1%

14.     TYPE OF REPORTING PERSON*

           CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                        Page 7 of 43 Pages



1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Glaxo Venture Limited
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                     (b)  / /
           Joint Filing

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

           Not applicable

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                / /

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
           England & Wales

                   7.      SOLE VOTING POWER
                              6,410,134

    NUMBER OF      8.      SHARED VOTING POWER
     SHARES                   None
  BENEFICIALLY
    OWNED BY       9.      SOLE DISPOSITIVE POWER
     EACH                    6,410,134
REPORTING PERSON
                   10.     SHARED DISPOSITIVE POWER WITH
                              None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,410,134

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%

14.   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8               Page 9 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Affymax N.V.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                         (b)  / /
         Joint Filing

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

       Not applicable

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                              / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       Netherlands

                    7.     SOLE VOTING POWER
                           6,410,134
   NUMBER OF
    SHARES          8.     SHARED VOTING POWER
 BENEFICIALLY               None
   OWNED BY
EACH REPORTING      9.     SOLE DISPOSITIVE POWER
    PERSON                 6,410,134
    WITH
                   10.     SHARED DISPOSITIVE POWER
                           None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,410,134

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  / /
     SHARES*

        Not applicable

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.6%

14.   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                            Page 11 of 43 Pages


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Affymax Technologies N.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                        (b) / /
        Joint Filing

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

         Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL
      PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                              / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands Antilles

                    7.   SOLE VOTING POWER
                            269,920
NUMBER OF SHARES
   BENEFICIALLY     8.   SHARED VOTING POWER
     OWNED BY               None
  EACH REPORTING
     PERSON         9.   SOLE DISPOSITIVE POWER
      WITH                  269,920

                    10.  SHARED DISPOSITIVE POWER
                            None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          269,920

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.5%

14.   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8           Page 13 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wellcome Limited
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                        (b) / /
        Joint Filing

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

        Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        England & Wales

                    7.   SOLE VOTING POWER
                           None
NUMBER OF SHARES
   BENEFICIALLY     8.   SHARED VOTING POWER
     OWNED BY              2,514,458
  EACH REPORTING
     PERSON         9.   SOLE DISPOSITIVE POWER
      WITH                 None

                    10.  SHARED DISPOSITIVE POWER
                           2,514,458

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,514,458

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                              / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14.   TYPE OF REPORTING PERSON*

         HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8         Page 14 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glaxo Wellcome Holdings Limited
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                         (b) / /
      Joint Filing

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England & Wales


                    7.   SOLE VOTING POWER
                           2,514,458
NUMBER OF SHARES
   BENEFICIALLY     8.   SHARED VOTING POWER
     OWNED BY              None
  EACH REPORTING
     PERSON         9.   SOLE DISPOSITIVE POWER
      WITH                 2,514,458

                    10.  SHARED DISPOSITIVE POWER
                           None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,514,458

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                         / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14.   TYPE OF REPORTING PERSON*

         HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8               Page 17 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glaxo Wellcome International B.V.
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                         (b) / /
      Joint Filing

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands


                    7.  SOLE VOTING POWER
                         2,514,458
  NUMBER OF SHARES
BENEFICIALLY OWNED  8.  SHARED VOTING POWER
 BY EACH REPORTING       None
    PERSON WITH
                    9.  SOLE DISPOSITIVE POWER
                         2,514,458

                   10.  SHARED DISPOSITIVE POWER
                         None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,514,458

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /
      CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14.   TYPE OF REPORTING PERSON*

         HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                             Page 19 of 43 Pages


1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Glaxo Wellcome Investments B.V.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                        (b)  / /
        Joint Filing

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

        Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Netherlands

                  7.   SOLE VOTING POWER
  NUMBER OF             2,514,458
   SHARES
   POWER          8.   SHARED VOTING POWER
BENEFICIALLY            None
  OWNED BY
EACH REPORTING    9.   SOLE DISPOSITIVE
 PERSON WITH            2,514,458

                 10.   SHARED DISPOSITIVE POWER
                        None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,514,458

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         / /
       EXCLUDES CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14.   TYPE OF REPORTING PERSON*

         HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                   Page 21 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glaxo Wellcome International

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
          Joint Filing                                   (b)  / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

         Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         England & Wales

                  7.     SOLE VOTING POWER
                           2,514,458

    NUMBER OF     8.     SHARED VOTING POWER
    SHARES                 None
  BENEFICIALLY
    OWNED BY      9.     SOLE DISPOSITIVE POWER
EACH REPORTING             2,514,458
  PERSON WITH
                 10.    SHARED DISPOSITIVE POWER
                           None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,514,458

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)    / /
        EXCLUDES CERTAIN SHARES*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14.    TYPE OF REPORTING PERSON*

          HC, CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                           Page 23 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glaxo Wellcome Americas Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  / /
                                                         (b)  / /
         Joint Filing

3.    SEC USE ONLY
4.    SOURCE OF FUNDS*

         Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         England & Wales

                  7.   SOLE VOTING POWER
  NUMBER OF             2,514,458
    SHARES
BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             None
    EACH
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON               2,514,458
    WITH
                  10.  SHARED DISPOSITIVE POWER
                        None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,514,458

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%

14.   TYPE OF REPORTING PERSON*

         CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8           Page 25 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Douglas M. Hurt

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                          (b) / /
         Joint Filing

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

        Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        England & Wales

                  7.   SOLE VOTING POWER
  NUMBER OF            None
    SHARES
BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY            None
    EACH
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON              None
    WITH
                  10.  SHARED DISPOSITIVE POWER
                       None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       79,996 (not to be construed as an admission of beneficial ownership)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
      (11) EXCLUDES CERTAIN SHARES*                   / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%

14.   TYPE OF REPORTING PERSON*

         IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 00826T 10 8                          Page 27 of 43 Pages



1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dr. Barry C. Ross

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  / /
                                                          (b)  / /
         Joint Filing

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

         Not applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                           / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         England & Wales

                  7.   SOLE VOTING POWER
  NUMBER OF             None
    SHARES
BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             None
    EACH
 REPORTING        9.   SOLE DISPOSITIVE POWER
   PERSON               None
    WITH
                  10.  SHARED DISPOSITIVE POWER
                        None

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
       106,666 (not to be construed as an admission of beneficial ownership)

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%

14.   TYPE OF REPORTING PERSON*

         IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

                 This Amendment No. 4 to Schedule 13D ("Amendment No. 4") relates to the Common Stock (the "Affymetrix Common Stock") of Affymetrix, Inc., a Delaware corporation (the "Company"). This Amendment No. 4 amends and supplements the Schedule 13D originally filed with the Commission on February 16, 1999, as amended and supplemented by Amendment No. 1 thereto filed on August 11, 1999 and Amendment No. 2 thereto filed on May 5, 2000 and Amendment No.3 thereto filed on November 3, 2000(as amended, the "Schedule 13D"). Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Schedule 13D.

Item 2.

                 Item 2 of Schedule 13D is hereby amended and supplemented as follows:

                 This Amendment No. 4 is being filed jointly by (i) Glaxo Wellcome plc ("Glaxo Wellcome"), (ii) Glaxo Group Limited ("Glaxo Group"),
(iii) Glaxo Venture Limited ("Glaxo Venture"), (iv) Affymax N.V. ("Affymax"),
(v) Affymax Technologies N.V. ("Affymax Technologies"), (vi) Wellcome Limited ("Wellcome Limited"), (vii) Glaxo Wellcome Holdings Limited ("Wellcome Holdings"), (viii) Glaxo Wellcome International B.V. ("Wellcome International"), (ix) Glaxo Wellcome Investments B.V. ("Wellcome Investments"), (x) Glaxo Wellcome International ("Glaxo Ireland"), (xi) Glaxo Wellcome Americas Inc. ("Glaxo Americas"), (xii) Mr. Douglas M. Hurt, and
(xiii) Dr. Barry C. Ross. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons."

                 This Amendment No. 3 is the third Schedule 13D to be filed by Wellcome Limited, Wellcome Holdings, Wellcome International, Wellcome Investments and Glaxo Ireland in respect of Affymetrix Common Stock. Each of Wellcome Limited and Wellcome Holdings is a company organized under the laws of England and Wales. Each of Wellcome International and Wellcome
Investments is a company organized under the laws of The Netherlands. Glaxo Ireland is an unlimited liability company organized under the laws of Ireland. The principal executive offices of Wellcome Limited and Wellcome Holdings are Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England. The principal executive offices of Wellcome International and Wellcome Investments are Huister Heideweg 62, 3705 LZ Zeist, The Netherlands. The principal executive offices of Glaxo Ireland is P.O. Box 700, Grange Road, Rathfarnham, Dublin 16, Ireland.

                 The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), of each director and executive officer of Wellcome Limited,

Wellcome Holdings, Wellcome International, Wellcome Investments and Glaxo Ireland is set forth in Schedule A hereto. Also set forth on Schedule A hereto are certain further amendments to the Schedule A attached to the original Schedule 13D.

                 As of the date of this Amendment No. 3, Glaxo Wellcome is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons, other than Mr. Douglas M. Hurt and Dr. Barry C. Ross. Glaxo Wellcome directly owns 100% of Glaxo Group and 100% of Wellcome Limited. Glaxo Group in turn owns 100% of Glaxo Venture and 16.67% of Wellcome Holdings. Glaxo Venture owns 100% of Affymax, of which Affymax Technologies is a wholly-owned subsidiary. Wellcome Limited owns 83.33% of Wellcome Holdings, which in turn owns 100% of Wellcome International. Wellcome International owns 100% of Wellcome Investments, which in turn owns 100% of Glaxo Ireland, of which Glaxo Americas is a wholly-owned subsidiary. None of Glaxo Wellcome, Glaxo Group, Glaxo Venture, Wellcome Limited, Wellcome Holdings, Wellcome International, Wellcome Investments or Glaxo Ireland directly holds any shares of Affymetrix Common Stock.

                 Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

                 (d) and (e) During the last five years, none of the Glaxo Reporting Persons and, to the best knowledge of the Glaxo Reporting Persons, none of the other persons named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.          Source and Amount of Funds or Other Consideration.

                 The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by the information set forth in Items 4 and 5 below, which is hereby incorporated by reference herein.

ITEM 4.          Purpose of Transaction.

                 Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

                 On December 6, 2000, Affymax instructed Credit Suisse First Boston Corporation to sell shares of Affymetrix Common Stock beginning on that date. At the close of business on December 8, 2000, 552,000 such shares had been sold on Affymax's behalf, whereupon Affymax concluded its selling activity. Such shares were sold pursuant to a Form 144 previously filed with the Securities Exchange Commission.

                 The Glaxo Reporting Persons have been reviewing, and intend to review on a continuing basis, their remaining investment in the Company, and the Glaxo Reporting Persons may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Glaxo Reporting Persons, general stock market and economic conditions, tax and accounting considerations and other factors. The sale of 552,000 shares of Affymetrix Common Stock reported above is consistent with that strategy.

                 Other than as described above, none of the Glaxo Reporting Persons have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5.          Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

                 As of October 31, 2000, based upon information set forth in the Form 10-Q filed by the Company on November 14, 2000, there were 55,556,445 shares of Affymetrix Common Stock outstanding. In addition, for purposes of Rule 13d-3 under the Exchange Act,the shares of Affymetrix Common Stock subject to the options exercised by Dr. Barry C. Ross increase the diluted number of shares of Affymetrix Common Stock outstanding by 106,666 to 55,329,950.
The Affymetrix Common Stock
ownership percentages for Glaxo Wellcome and Dr. Barry C. Ross set forth below are based on this diluted number of shares.

                Paragraph four of Item 2 hereof is hereby incorporated by reference herein.

                 As of the date of this Amendment No. 4, Glaxo Wellcome may be deemed the beneficial owner of 9,110,924 shares of Affymetrix Common Stock, representing 16.5% of the outstanding shares of Affymetrix Common Stock.
As the ultimate parent company of all of the other Glaxo Reporting Persons, other than Mr. Douglas M. Hurt and Dr. Barry C. Ross, and as the beneficial owner of the Affymetrix Common Stock held by Mr. Douglas M. Hurt and the stock options held by Mr. Barry C. Ross, Glaxo Wellcome may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Glaxo Group may be deemed the beneficial owner of 8,924,592 shares of Affymetrix Common Stock, representing approximately 16.1% of the outstanding shares of Affymetrix Common Stock. Of that total amount, Glaxo Group, as an indirect parent company of both Affymax and Affymax Technologies, may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of 6,410,134 of such shares of Affymetrix Common Stock. As a 16.67% holder of Wellcome Holdings, Glaxo Group may be deemed to share power with Wellcome Limited, which holds 83.33% of Wellcome Holdings, to vote or direct the vote and to dispose or direct the disposition of 2,514,458 shares of Affymetrix Common Stock, which shares are held directly by Glaxo Americas.

                 As of the date of this Amendment No. 4, Glaxo Venture may be deemed the beneficial owner of 6,410,134 shares of Affymetrix Common Stock, representing approximately 11.6% of the outstanding shares of Affymetrix Common Stock. As the parent company of Affymax, which in turn is the parent company of Affymax Technologies, Glaxo Venture may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Affymax is the beneficial owner of 6,410,134 shares of Affymetrix Common Stock, representing approximately 11.6% of the outstanding shares of

Affymetrix Common Stock. Affymax directly owns 6,140,214 shares of Affymetrix Common Stock and may be deemed to beneficially own, through its wholly-owned subsidiary, Affymax Technologies, 269,920 shares of Affymetrix Common Stock. Affymax may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Affymax Technologies may be deemed the beneficial owner of 269,920 shares of Affymetrix Common Stock, representing approximately 0.5% of the outstanding shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Wellcome Limited may be deemed the beneficial owner of 2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix Common Stock. As an 83.33% holder of Wellcome Holdings, Wellcome Limited may be deemed to share power with Glaxo Group, which holds the remaining 16.67% in Wellcome Holdings, to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock, which shares are held directly by Glaxo Americas.

                 As of the date of this Amendment No. 4, Wellcome Holdings, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix Common Stock. Wellcome Holdings may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Wellcome International, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix Common Stock. Wellcome International may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Wellcome Investments, as an indirect parent of Glaxo Americas, may be deemed the beneficial owner of 2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix Common Stock. Wellcome Investments may be deemed to have the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Glaxo Ireland, as the direct parent of Glaxo Americas, may be deemed the beneficial owner of

2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix Common Stock. Glaxo Ireland may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, Glaxo Americas is the owner,beneficial and of record, of 2,514,458 shares of Affymetrix Common Stock, representing approximately 4.5% of the outstanding shares of Affymetrix
Common Stock. Glaxo Americas may be deemed to have sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

                 As of the date of this Amendment No. 4, pursuant to stock options granted to him by the Company, Dr. Barry C. Ross may be deemed to beneficially own 106,666 shares of Affymetrix Common Stock, representing approximately 0.2 % of the outstanding shares of Affymetrix Common Stock. These shares are held by Dr. Barry C. Ross for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. Dr. Barry C. Ross disclaims beneficial ownership of the securities of the Company reported in this Amendment No. 4, and the filing of this Amendment No. 4 shall not be construed as an admission that Dr. Barry C. Ross is the beneficial owner of any securities of the Company.

                 As of the date of this Amendment No. 4, Mr. Douglas M. Hurt holds 79,996 shares of Affymetrix Common Stock for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. These shares represent approximately 0.1% of the outstanding shares of Affymetrix Common Stock. Mr. Douglas M. Hurt disclaims beneficial ownership of the securities of the Company reported in this Amendment No. 4, and the filing of this Amendment No. 4 shall not be construed as an admission that Mr. Douglas M. Hurt is the beneficial owner of any securities of the Company.

                 (c) To the best knowledge of each of the Glaxo Reporting Persons, none of the Glaxo Reporting Persons has engaged in any transaction during the past 60 days in any shares of Affymetrix Common Stock other than as described in Item 4 above.

                 (d) To the best knowledge of each of the Glaxo Reporting Persons, no person, other than the Glaxo Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Affymetrix Common Stock beneficially owned by the Glaxo Reporting Persons.

                 (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

                 The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Items 4 and 5, which is hereby incorporated by reference herein.

ITEM 7.          Material to be Filed as Exhibits.

1. Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Affymax N.V., Affymax Technologies N.V., Wellcome Limited, Glaxo Wellcome Holdings Limited, Glaxo Wellcome International B.V., Glaxo Wellcome Investments B.V., Glaxo Wellcome International, Glaxo Wellcome Americas Inc., Mr. Douglas M. Hurt, and Dr. Barry C. Ross.

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   GLAXO WELLCOME PLC

                   By:   /s/ S.M. Bicknell
                   Name:  Simon Michael Bicknell
                   Title:  Assistant Company Secretary

Dated:  December 15, 2000

                          SCHEDULE A TO SCHEDULE 13D

                       DIRECTORS AND EXECUTIVE OFFICERS


Name, Citizenship and Position       Present Principal Occupation or  Name, Principal Business and Address
                                     Employment                       of Corporation or Organization in
                                                                      which such Employment is conducted


WELLCOME LIMITED

Sir Richard Brook Sykes Dsc, FRS,    Chairman and Executive Director  Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom , Chairman and        of Glaxo Wellcome plc            House, Berkeley Avenue, Greenford,
Director                                                              Middlesex UB6 ONN, England

James Michael Thomas Cochrane,       Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom Director              Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

John David Coombe, United Kingdom,   Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
Director                             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Jeremy Alan Watkin Strachan,         Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom, Director             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Julian Spencer Heslop, United        Financial Controller of Glaxo    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Alternate Director to Mr.   Wellcome plc                     House, Berkeley Avenue, Greenford,
Strachan                                                              Middlsex  UB6 ONN, England

Stephen John Cowden, United          Company Secretary of Glaxo       Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Company Secretary           Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Simon Michael Bicknell, United       Assistant Company Secretary of   Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Assistant Company           Glaxo Wellcome plc               House, Berkeley Avenue, Greenford,
Secretary                                                             Middlesex UB6 ONN, England

GLAXO WELLCOME
HOLDINGS LIMITED

John David Coombe, United Kingdom,   Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Welcome
Direcor                              Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England


                                     -37-


Julian Spencer Heslop, United        Financial Controller of Glaxo    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Director                    Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Jeremy Alan Watkin Strachan,         Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom, Director             Welcome plc                      House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB ONN, England

Simon Michael Bicknell, United       Assistant Company Secretary of   Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Company Secretary           Glaxo Wellcome plc               House, Berkeley Aveneue, Greenford,
                                                                      Middlesex UB6 ONN, England

Victoria Anne Llewellyn, United      Manager, Secretariat Services    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Assistant Company           of Glaxo Wellcome plc            House, Berkeley Avenue, Greenford,
Secretary                                                             Middlesex UB6 ONN, England

GLAXO WELLCOME
INTERNATIONAL B.V.

James Michael Thomas Cochrane,       Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom, Director             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

John David Coombe, United Kingdom,   Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
Director                             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Sierd Keimpe Roosjen, The            Manager Director of Glaxo        Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Director                Wellcome B.V.                    The Netherlands

Onno Maarten Noel Rethmeier, The     Finance Controller of Glaxo      Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Director                Wellcome plc                     The Netherlands

Julian Spencer Heslop, United        Financial Controller of Glaxo    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Director                    Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Herman van Barneveld, The            Financial Controller of Glaxo    Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Director                Wellcome B.V.                    The Netherlands

GLAXO WELLCOME INVESTMENTS B.V.

James Michael Thomas Cochrane,       Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
United Kingdom, Director             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

John David Coombe, United Kingdom,   Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
Director                             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England



                                     -38-


Julian Spencer Heslop, United        Financial Controller of Glaxo    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Director                    Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Onno Maarten Noel Rethmeier, The     Finance Diector of Glaxo         Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Director                Wellcome B.V.                    The Netherlands

Sierd Keimpe Roosjen, The            Managing Director of Glaxo       Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Directors               Wellcome B.V.                    The Netherlands

Herman van Barneveld, The            Financial Controller of Glaxo    Huis Ter Heideweg 62, 3705 LZ, Zeist,
Netherlands, Director                Wellcome B.V.                    The Netherlands

GLAXO WELLCOME INTERNATIONAL

John David Coombe, United Kingdom,   Executive Director of Glaxo      Glaxo Wellcome plc, Glaxo Wellcome
Director                             Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Julian Spencer Heslop, United        Financial Controller of Glaxo    Glaxo Wellcome plc, Glaxo Wellcome
Kingdom, Director                    Wellcome plc                     House, Berkeley Avenue, Greenford,
                                                                      Middlesex UB6 ONN, England

Stephen Dorman, Ireland, Director    Managing Director of Glaxo       P.O. Box 700, Grange Road,
                                     Wellcome Ltd., Ireland           Rathfarnham, Dublin 16, Ireland

Dr. Aidan Borer, United Kingdom,     Finance Director of Glaxo        P.O. Box 700, Grange Road,
Director and Secretary               Wellcome Ltd., Ireland           Rathfarnham, Dublin 16, Ireland

                               INDEX OF EXHIBITS


  Exhibit Number                        Description               Sequentially
                                                                  Numbered Page
                                                                      41
  1.           Joint Filing Agreement among Glaxo Wellcome plc,
               Glaxo Group Limited, Glaxo Venture Limited,
               Affymax N.V., Affymax Technologies N.V.,
               Wellcome Limited, Glaxo Wellcome Holdings Limited,
               Glaxo Wellcome International B.V., Glaxo Wellcome
               Investments B.V.,  Glaxo Wellcome International,
               Glaxo Wellcome Americas Inc., Mr. Douglas M. Hurt and
               Dr. Barry C. Ross.

                           EXHIBIT 1 TO SCHEDULE 13D

                            JOINT FILING AGREEMENT

                 Each of the undersigned hereby agrees and consents that the Amendment No. 3 to Schedule 13D filed herewith (this "Amendment") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Amendment is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the undersigned hereby agrees that such Amendment is, and any further amendments to the
Schedule 13D originally filed on February 16, 1999 by Glaxo Wellcome will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


GLAXO WELLCOME PLC                      GLAXO GROUP LIMITED


By: /s/ S.M. Bicknell                     By: /s/ S.M. Bicknell
    -------------------                     -------------------
    Name: S.M. Bicknell                     Name: S.M. Bicknell
    Title: Assistant Company                Title: Assistant Company
           Secretary                               Secretary


GLAXO VENTURE LIMITED                   GLAXO WELLCOME AMERICAS INC.


 By: /s/ S.J. Cowden                    By: Jack Smith
-------------------                         -----------------------
       Name: S.J. Cowden                    Name: Jack Smith
       Title: Secretary                     Title: Secretary


AFFYMAX N.V.                            AFFYMAX TECHNOLOGIES N.V.


By: /s/ V.A. Llewellyn                  By: /s/ V.A. Llewellyn
    -------------------------               -----------------------
       Name: V.A. Llewellyn                    Name: V.A. Llewelyn
       Title: Company Secretary                Title: Company Secretary

WELLCOME LIMITED                        GLAXO WELLCOME HOLDINGS LIMITED


By: /s/ S.M. Bicknell                   By: /s/ S.M. Bicknell
    -----------------------------           --------------------------
    Name: S.M. Bicknell                     Name: S.M. Bicknell
    Title: Assistant Company Secretary      Title: Company Secretary



                [Signatures continue on following page.]

           [Second signature page to Joint Filing Agreement]

GLAXO WELLCOME INTERNATIONAL B.V.       GLAXO WELLCOME INVESTMENTS B.V.


By: /s/ O.M.N. Rethmeier                By:  /s/ H. Van Barneveld
    --------------------------               -----------------------
      Name: O.M.N. Rethmeier                   Name: H. Van Barneveld
      Title: Director                          Title: Director



GLAXO WELLCOME INTERNATIONAL


By: /s/ Aidan Borer
    -------------------
    Name: Aidan Borer
    Title: Director


DR. BARRY C. ROSS                       MR. DOUGLAS M. HURT


By: /s/ Bary C. Ross                    By: /s/ Douglas M. Hurt
   -----------------                        ---------------------